UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41814

Lead Real Estate Co., Ltd

16-11

Nampeidai-cho, 6F, Shibuya-ku

Tokyo, 150-0036, Japan
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 18, 2026, Lead Real Estate Co., Ltd, a joint-stock corporation with limited liability incorporated in Japan (the “Company”), released its interim report, including the related unaudited consolidated balance sheet and statement of comprehensive loss of the Company, for the six months ended December 31, 2025.

EXHIBIT INDEX

Exhibit No	Description
99.1	Interim report of the Company for the six months ended December 31, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lead Real Estate Co., Ltd

Date: June 18, 2026	By:	/s/ Eiji Nagahara
	Name:	Eiji Nagahara
	Title:	Representative Director, President, and Chief Executive Officer